UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-70467

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Growth Stage, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2911 Turtle Creek Blvd., Suite 300

(No. and Street)

Dallas	TX	75219
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kimberly Ryan	248-224-8713	kim.ryan@thegrowthstage.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, P.A.

(Name – if individual, state last, first, and middle name)

100 E. Sybella Ave.	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

July 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sam Bygott-Webb _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Growth Stage, Inc. _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



BRANDON SORIANO
Notary ID #134153253
My Commission Expires
January 18, 2027

Signature: *Sam Bygott-Webb*

Title:
President


Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

The Growth Stage, Inc.

**Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
For the year ended December 31, 2023**

The Growth Stage, Inc.
December 31, 2023

Contents

	Page
United States Securities and Exchange Commission	
Annual Reports Form Facing Page	i
Oath or Affirmation	ii
Report of Independent Registered Public Accounting Firm	2
Financial Statements	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Changes in Liabilities Subordinated to the Claims of Creditors	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 11
Supplementary Information	
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	13
Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under SEC Rule 15c3-3 (Exemption)	14
Report of Independent Registered Public Accounting Firm on Exemption Report Required by SEC Rule 15c3-3	15
Client Exemption Report Required by SEC Rule 15c3-3	16



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of The Growth Stage, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Growth Stage, Inc. as of December 31, 2023, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Growth Stage, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Growth Stage, Inc.'s management. Our responsibility is to express an opinion on The Growth Stage, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Growth Stage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules 1 and 2 have been subjected to audit procedures performed in conjunction with the audit of The Growth Stage, Inc.'s financial statements. The supplemental information is the responsibility of The Growth Stage, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules 1 and 2 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as The Growth Stage, Inc.'s auditor since 2022.

Maitland, Florida

February 3, 2024

The Growth Stage, Inc.
Statement of Financial Position
As at December 31, 2023

ASSETS

Cash and Cash Equivalents	178,609
Accounts receivable	50,000
Prepaid Expenses	18,302
TOTAL ASSETS	**$246,911**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	880
TOTAL LIABILITIES	**880**

STOCKHOLDER'S EQUITY

Common Stock, $0.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	10
Additional Paid-In-Capital	271,009
Retained Earnings	(24,988)
TOTAL STOCKHOLDER'S EQUITY	**246,031**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$246,911**

The accompanying notes are an integral part of these financial statements.

The Growth Stage, Inc.
Statement of Income
For the Year Ended December 31, 2023

REVENUES

Broker Fees	50,000
Other Revenues	69,908

TOTAL REVENUES	$119,908

EXPENSES

Compensation and Related Costs	84,030
Compliance Costs	93,000
Occupancy Costs	9,674
Professional Fees	9,062
Regulatory Fees	5,824
Other Expenses	8,003

TOTAL EXPENSES	$209,593

NET INCOME BEFORE INCOME TAX	(89,685)
PROVISION FOR INCOME TAX	340

NET INCOME	($90,025)

The accompanying notes are an integral part of these financial statements.

The Growth Stage, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2023

	Common Shares	Common Stock	Retained Earnings/ (Accumulated Deficit)	Total
Balance at December 31, 2022	1,000	$10	$65,037	$65,047
Net Income			($90,025)	($90,025)
Balance at December 31, 2023	1,000	$10	($24,988)	($24,978)

The accompanying notes are an integral part of these financial statements.

The Growth Stage, Inc.
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Year Ended December 31, 2023

Subordinated Borrowings at December 31, 2022	$0
Changes in Subordinated Borrowings	$0
Subordinated Borrowings at December 31, 2023	$0

The accompanying notes are an integral part of these financial statements.

The Growth Stage, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash Flows from Operating Activities

Net Income	$(90,025)
Adjustments to reconcile Net Income to cash provided by operating activities:	
Increase in accounts receivable	(50,000)
Increase in other assets	(15,661)
Decrease in prepaid expenses	36
Increase in accounts payable and accrued expenses	99
Increase in income taxes payable	17,128
Net cash used in operating activities	(138,423)
Net Increase in Cash and Cash Equivalents	(138,423)
Cash at Beginning of Year	317,032
Cash at End of Year	$178,609

Supplemental Disclosures of Cash Flow Information:

Taxes paid during the year	$340
Interest paid during the year	$0

The accompanying notes are an integral part of these financial statements.

The Growth Stage, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2023
Amounts in US Dollars

1. Organization

The Growth Stage, Inc. ("TGS" and the "Company") was incorporated in the State of Delaware on September 30, 2019. TGS is a subsidiary of The Growth Stage Limited ("Parent"), a UK registered company. On December 9, 2020, the Financial Industry Regulatory Authority, Inc. ("FINRA") approved the Company's application to act as a Capital Acquisition Broker registered with the Securities and Exchange Commission ("SEC"). TGS is a member of the Securities Investor Protection Corporation ("SIPC").

The Company has adopted a calendar year.

The Company, located in Dallas, Texas, limits its business exclusively to the sale of private placement securities and merger and acquisition advisory services.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments, including deposits in banks with original maturities of three months or less.

Revenue

Revenue from contracts with customers includes success fees related to best efforts private placement offerings and marketing services. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Revenue for success fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. Success fees are considered variable consideration as the uncertainty is dependent on the timing and amount of the closing, both of which are highly susceptible to factors outside the Company's influence. Revenues are recognized once it is probable that a significant reversal will not occur.

Amounts in US Dollars

The Company provides advisory services on mergers and acquisitions ("M & A"). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

The Company provides marketing services to the Parent. The Company believes the performance obligation for providing marketing services is satisfied over time because the Parent is receiving and consuming the benefits as they are provided by the Company.

Income Taxes

As of December 21, 2023, open Federal tax years subject to examination include the tax years ended December 31, 2022, 2021 and 2020.

The Company is also subject to state income taxes.

As of December 31, 2023, the Company had no uncertain tax positions, or interest of penalties that qualiy for either recognition or disclosure in the financial statements. In accordance with FASB ASC 740-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2023, the Company had no tax positions with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2023, the Company has no tax positions that would not be held up under examination.

Leases

The Company leases office space in Dallas, Texas, on a month-to-month basis without penalty or future obligation. The rental agreement may be terminated by the Company upon 30 days' written notice of its intent to vacate.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables and accrued expenses are reported at their contractual amounts, with approximate fair value.

The Growth Stage, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2023
Amounts in US Dollars

Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of December, 2022 and 2023 of $0 and $50,000 respectively.

3. Concentration of Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts.

4. Related-Party Transactions

The Company is under the control of the Parent and is economically dependent on the Parent. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and the Parent were not consummated on terms equivalent to arm's length transactions.

The Company and the Parent have entered into an Expense Sharing and Intercompany Services Agreement ("ESA") effective January 1, 2021, for a 24-month term, automatically renewable for successive 12-month terms unless cancelled by either party. Expense shared with the Parent include communications, technology and general overhead and administrative expenses incurred in the normal course of business. Based on the terms

in this agreement, the allocations of the Company may not be inclusive of all economic benefits received from or provided to the Parent. The Company does occasionally incur costs which belong to the Parent and are therefore charged to the Parent for reimbursement of those costs. During the year ended December 31, 2023, there were no expense sharing transactions under the ESA.

Under the ESA, from time to time the Company may perform marketing services for its Parent, for which TGS receives a fee. In the year ended December 31, 2023, the Company recognized $62,018 for marketing services performed.

The Growth Stage, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2023
Amounts in US Dollars

5. **Net Capital Requirements**

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2023, the Company had a net capital of $177,729 which was $172,729 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0050 to 1.

The Company is considered a Non-Covered Firm and does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073.

6. **Commitments and Contingencies**

As of December 31, 2023, the Company had no commitments or contingencies that required disclosure.

7. **Company Conditions**

The Company has a loss of $90,025 for the year ending December 31, 2023 and has received capital contributions from its stockholder for working capital. The Company's stockholder has represented that they intend to continue making capital contributions, as needed, to ensure the Company's continuing operations. The stockholder has the financial wherewithal to continue contributing as required.

Management expects the company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.

8. **Subsequent Events**

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through the date the financial statements were available to be issued. There are no material events that would require adjustments to, or disclosure in, the Company's financial statements.

Supplemental Schedules

The Growth Stage, Inc.
Schedule 1
Computation of Net capital Pursuant to Uniform Net Capital Rule 15c3-1
For the Year Ended December 31, 2023
Amounts in US Dollars

Total ownership equity qualified for Net Capital	$ 246,031
Additions:	
Deductions:	
Nonallowable assets	(68,302)
NET CAPITAL	$ 177,729

COMPUTATION OF NET CAPITAL REQUIREMENT
Aggregated Indebtedness

Accrued Liabilities	$ 880

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate Indebtedness)	$ 5,000
Capital in excess of minimum requirements	$ 172,729
Ratio of aggregate indebtedness to net capital	0.0050

NOTE:
There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X 17A-5 as of December 31, 2023.

The Growth Stage, Inc.
Schedule 2
Computation for Determination of Reserve Requirements and Information
Relating to the Possession and Control Requirements Under Rule 15c3-1
(Exemption)
For the Year Ended December 31, 2023

The Company does not claim an exemption from SEA Rule 15c3-1, in reliance on footnote 74 to SEC Release 34-70073. The Company does not (i) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (ii) does not and will not carry accounts of or for customers and (iii) does not and will not carry PAB accounts.



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130	*Certified Public Accountants*	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of The Growth Stage, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) The Growth State, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services and participating in distributions of securities (other than commitment underwritings) in accordance with the requirement of paragraph (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Growth Stage, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Growth Stage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

February 3, 2024

The Growth Stage, Inc.
Exemption Report

The Growth Stage, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (i) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and (ii) participating in distributions of securities (other than commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received an promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Growth Stage, Inc.

I, Sam Bygott-Webb, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sam Bygott-Webb

Sam Bygott-Webb
President
January 24, 2024